Mail Room 4561

August 3, 2006

Richard Liebman
Chief Financial Officer
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive, Suite 650
Redwood City, California 94065

> **Re:** **Powerhouse Technologies Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed on July 20, 2006**
> **File No. 333-13117**
>
> **Form 10-KSB/A for the year ended March 31, 2005**
> **Form 10-QSB for the period ended September 30, 2005**
> **File No. 333-05278-NY**

Dear Mr. Liebman:

We have reviewed your responses and have the following comments. All references to prior comments relate to our letter issued June 29, 2006.

Calculation of Registration Fee

1. Please review and revise the fee table so that it conforms in all material aspects to the requirements of Form SB-2. For example, revise the information provided under the heading "title of each class of securities to be registered" to remove the number of shares covered by the registration statement since that column should reflect only the title, and not the number, of the class of securities being registered, i.e., common stock. It appears that you should revise the column titled "Dollar amount to be registered" to read "Amount to be registered" and indicate in that column the number of shares, not the dollar amount, covered by the registration statement. Your reference in footnote 2 to Rule 457(h)(1), which relates to securities offered to employees pursuant to an employee benefit plan, appears to be in error. Revise the footnote disclosure to refer to the paragraph of Rule 457 applicable to your offering.

Risk Factors, page 3

If our private offering of shares of our common stock . . . page 6

2. Please revise this risk factor to eliminate the use of the term "private" in describing the offering, as that term refers to a legal conclusion. Instead, please use more neutral language such as the term "unregistered" in describing the offering.

Selling Stockholders, page 16

3. Identify the natural person or persons who have voting or investment control over the LBI Group, Inc.

Form 10-K for the transition period from April 1, 2005 to December 31, 2005

Evaluation of Disclosure Controls and Procedures

4. Please revise the introduction to the section subtitled Changes in Internal Control over Financial Reporting to clarify that there were no changes that "materially affected, or [are] reasonably likely to materially affect" your internal controls over financial reporting, if true. See Item 308 (c) of Regulation S-B.

Form 10-Q for the period ended March 31, 2006

Evaluation of Disclosure Controls and Procedures

5. You state that you carried out an evaluation of your disclosure control and procedures as of "December 31, 2005." It appears this date is in error and should read March 31, 2006. Please revise or advise.

6. Please confirm, if true, that the new Controller was hired during the first quarter of 2006.

7. Revise your statement indicating that "except as identified above, there have been no other changes to [y]our internal controls" to clarify that, except as identified, there were no changes that "materially affected, or [are] reasonably likely to materially affect" your internal controls over financial reporting, if true, and specify the period for which you are making this representation. See Item 308 (c) of Regulation S-B.

    As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal